Patria Reports Fourth Quarter & Full Year 2025 Earnings Results Grand Cayman, Cayman Islands, February 3, 2026 – Patria Investments Limited (“Patria”) (NASDAQ: PAX) reported today its unaudited results for the fourth quarter and full year ended December 31, 2025. The full detailed presentation of Patria's fourth quarter and full year 2025 results can be accessed on the Shareholders section of Patria’s website at https://ir.patria.com/. Alex Saigh, Patria’s CEO, said: “We are very excited to report our 4th quarter results, a capstone to a very successful 2025. Highlights for the quarter and 2025 include organic fundraising of $1.7bn in the quarter and a record $7.7bn for the year, FEAUM that reached $40.8bn, up 24% compared to year-end 2024, and $203mn of Fee Related earnings in 2025, a 19% year-over-year increase. In addition, since the end of 3Q25 we’ve announced 3 acquisitions that further expand our capabilities and scale in key assets classes. First, the acquisition of a 51% stake in Solis with $3.5 bn of FEAUM and which closed on January 2nd, significantly enhances our capabilities in the rapidly growing Private Credit market in Brazil. Second, the acquisition of Brazilian REIT manager RBR, which closed yesterday, will add $1.3bn of permanent capital and make us the largest independent manager of listed REITs in Brazil, a market in which scale has significant competitive advantages. Finally, we also announced the pending acquisition of WP Global Partners, a U.S. based Lower-Middle-Market Private Equity Solutions Manager, with $1.8bn of FEAUM and which strengthens our capabilities in our GPMS business in the critical U.S. market. Overall, as we enter 2026, the momentum we’ve built in 2025, augmented by our recent announced transactions, means that Patria is in a strong position to achieve, and hopefully exceed, the three-year fundraising and FRE objectives we set for ourselves at our investor day in December 2024.” Financial Highlights (reported in $ USD) IFRS results included $34.5 million of net income attributable to Patria in Q4 2025 and $85.6 million for the full year. Patria generated Fee Related Earnings of $64.3 million in Q4 2025, up 17% from $54.8 million in Q4 2024, with an FRE margin of 63.6%. For the full year, Patria generated Fee Related Earnings of $202.5 million, up 19% from $170.1 million in 2024, with an FRE margin of 58.9%. Distributable Earnings were $78.5 million for Q4 2025, or $0.50 per share, and $200.9 million for the full year, or $1.27 per share. Dividends Patria declared a quarterly dividend of $0.15 per share to record holders of common stock at the close of business on February 20th, 2026. This dividend will be paid on March 12th, 2026. Conference Call Patria will host its fourth quarter and full year 2025 earnings conference call via public webcast on February 3rd, 2026, at 9:00 a.m. ET. To register and join, please use the following link: https://edge.media-server.com/mmc/p/r9ysrjme

For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ shortly after the call’s completion. About Patria Patria is a global alternative asset management firm focused on the mid-market segment, specializing in resilient sectors across select regions. We are a leading asset manager in Latin America and have a strong presence in Europe through our extensive network of General Partners relationships. Our on-the- ground presence combines investment leaders, sector experts, company managers, and strategic relationships, allowing us to identify compelling investment opportunities accessible only to those with local proficiency. With 37 years of experience and approximately $53 billion in assets under management, we believe we consistently deliver attractive returns through long-term investments, while promoting inclusive and sustainable development in the regions where we operate. Further information is available at www.patria.com. Asset Classes: Infrastructure, Credit, Real Estate, Private Equity, Solutions (GPMS), and Public Equities Main sectors: Agribusiness, Power & Energy, Healthcare, Logistics & Transportations, Food & Beverage and Digital & Tech Services Investment Regions: Latin America, Europe and the U.S. Forward-Looking Statements This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. Contacts: Patria Shareholder Relations E. PatriaShareholderRelations@patria.com T. +1 917 769 1611 Media - Burson E. patria@hillandknowlton.com T. +44 20 7113 3468